Exro Announces Annual General Meeting Update

•Exro wishes to remind shareholders of its upcoming annual and special general meeting to be held at 11:00 am Pacific time on Friday, July 9, 2021

Calgary, Alberta (July 6, 2021) – Exro Technologies Inc. (TSXV: EXRO, OTCQB: EXROF) (the “Company” or “Exro”), a leading clean technology company that has developed a new class of power electronics for electric motors and batteries is pleased to announce an Annual General Meeting (“AGM”) update.

Exro wishes to remind shareholders of its upcoming annual and special general meeting to be held at 11:00 am Pacific time on Friday, July 9, 2021 (the “Meeting”). The proxy cut off time for submitting proxies for the Meeting is 11:00am, Pacific time July 7, 2021. A description of the meeting business and instructions on how shareholders may vote their shares is included in the notice of meeting and management information circular (the “Circular”) dated June 7, 2021, which is available under the Company’s profile at www.sedar.com.

One of the items of business to be considered at the Meeting is the approval of the creation of a new class of preferred shares.  This is described in detail at pages 14 and 15 of the Circular. At the Meeting, Exro’s management intends to amend the proposed preferred share terms which will be submitted to the Company’s shareholders for their approval to add a restriction to the Company’s ability to issue preferred shares which are convertible into common shares. The proposed preferred share terms will be revised to include the following additional term: “No preferred shares convertible into common shares may be issued if the conversion of all such preferred shares would result in the issuance of common shares equal to 50 percent or more of the Company’s then outstanding common shares.”

If you are a shareholder of Exro and require any assistance voting your shares, please contact our investor relations team with attention to Christina Boddy at ir@exro.com.

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil DriverTM, expands the capabilities of electric powertrains by enabling intelligent optimization for efficient energy consumption. Exro is working with many partners from all over the world to bring their technology to the electric mobility industries and beyond.
For more information visit our website at www.exro.com.
Visit us on social media @exrotech.
Contact Information
Investor inquiries: ir@exro.com
Canada investors: Jake Bouma at 604-317-3936
United States investors: Vic Allgeier at 646-841-4220

Media inquiries: media@exro.com

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects”, "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and factors used in preparing these forward-looking statements are reasonable based upon the information currently available to management as of the date hereof, actual results and developments may differ materially from those contemplated by these statements. Readers are therefore cautioned not to place undue reliance on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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